COHEN & STEERS FUNDS

280 Park Avenue, 10th floor

New York, New York 10017

March 22, 2016

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tony Burak

Re:	Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. (File No. 811-22780) (“MIE”)
and Cohen & Steers Active Commodities Strategy Fund, Inc. (File No. 811-22938) (“CDF”)
(each a “Corporation” and collectively, the “Corporations”)

Ladies and Gentlemen:

On behalf of the above-referenced Corporations, transmitted for filing are responses to comments on MIE’s 2015 Form N-CSR and CDF’s summary prospectus, received from Tony Burak of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on February 29, 2016. For the convenience of the Staff, written comments have been restated below in their entirety. Each Corporation’s response follows the comment.

1.	Staff Comment: Please include an updated Rule 30a-2(a) and (b) certifications of the Principal Executive Officer and Principal Financial Officer with the amendment to Form N-CSR for MIE filed on February 10, 2016.

Response: MIE has filed an amendment to its Form N-CSR to include updated certifications of the Principal Executive Officer and Principal Financial Officer on March 2, 2016 (Accession No. 0001104659-16-101757).

2.	Staff Comment: Please note that the web address for CDF’s prospectus in its summary prospectus dated August 15, 2015 does not appear to link correctly to CDF’s prospectus.

Response: CDF respectfully notes that the web link to the prospectus in CDF’s summary prospectus dated August 15, 2015 correctly links to the CDF prospectus. We note that when copying the web address to a web browser, the period at the end of the sentence should not be included in the web address to function correctly.

3.	Staff Comment: Please note that the Corporations have not yet filed their fidelity bond under Rule 17g-1 under the Investment Company Act.

Response: The Corporations made the necessary filings under Rule 17g-1 on March 1, 2016 (Accession Nos. 0001193135-16-487465 and 0001193125-16-487452). These filings were made on time and within ten days of receipt of the executed bond as per the requirements of Rule 17g-1.

4.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Corporations and their management are in possession of all facts relating to each Corporation’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from each Corporation acknowledging that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Corporations is filed with this letter.

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We hope the Staff finds this letter is responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding these responses, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne

Secretary